June 11, 2019

Christopher Mitchell
Chief Financial Officer
Chicken Soup for the Soul Entertainment, Inc.
132 East Putman Avenue
Floor 2W
Cos Cob, CT 06807

       Re: Chicken Soup for the Soul Entertainment, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed April 1, 2019
           File No. 001-38125

Dear Mr. Mitchell:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure